SECURITI 07002658 N

SEC MAIL PROCESSING RECEIVED FEB 27 2007 WASH., D.C. 186 SECTION

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SEC FILE NUMBER
8-65297

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EX24, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 PATRIOT WAY
(No. and Street)

NAPLES	FL	34104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID E. PRUNIER (239) 732-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN AND ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

143 WESTON ROAD	WESTON	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID E. PRUNIER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EX24, INC. , as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David E Prunier
Signature

Financial Principal
Title

Bette M. Byouk
Notary Public

BETTE M. BYOUK
Comm# DD0455404
Expires 8/20/2009
Bonded thru (800)432-4254
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

ex24, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ex24, Inc.

We have audited the accompanying statement of financial condition of ex24, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ex24, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2007

ex24, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 29,775
Cash deposited with clearing organizations or segregated under federal and other organizations	1,300,317
Securities owned, at market value	50,719
Property, plant and equipment - Net of accumulated depreciation of $6,146	125
Other Assets	3,916
TOTAL ASSETS	$1,384,852

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

LIABILITIES	
Due to Customers	$ 404,747
Securities sold short not yet purchased, at market value	-
Accrued expenses and other liabilities	147,052
TOTAL LIABILITIES	551,799
SUBORDINATED LIABILITIES AND SHAREHOLDER'S DEFICIENCY	
Liabilities subordinated to claims of general creditors	1,387,500
SHAREHOLDER'S DEFICIENCY	
Common stock ($.001 par value - 5,000,000 shares authorized, 2,775,000 shares issued and outstanding)	2,775
Additional paid-in capital	2,952,225
Accumulated deficit	(3,509,447)
TOTAL SHAREHOLDER'S DEFICIENCY	(554,447)
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDER'S DEFICIENCY	833,053
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIENCY	$1,384,852

The accompanying notes are an integral part of this statement.

ex24, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

ex24, Inc. (the "Company") was incorporated in 2002 as a "C" corporation registered in Florida. It is a wholly owned subsidiary of bidnask.com, inc. (the "Parent"), a Delaware Corporation. The Company maintains its principal offices in Naples, Florida. The Company's online stock trading and settlement platform went live in early 2004. The design and development of the software platform, provided by the Company's Parent, has taken more than six years to complete. The Company is an interactive online broker dealer that allows investors to build and manage a portfolio of securities, and trade these securities in real time. The Company facilitates the matching of buyers and sellers through an auction type system. As trades are executed, the ownership of the shares and the transfers of funds are immediately transferred between customers on a real time basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

Cash deposited with clearing organizations or segregated under federal and other regulations include cash segregated in compliance with federal and other regulations and represent funds deposited by customers.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold short, not yet purchased used in the Company's trading activities are recorded at fair value in the statement of financial condition, and realized and unrealized gains and losses are reflected in income. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices.

The Company records securities transactions and related revenues and expenses on a trade date basis.

Included in other assets are investments in non-marketable securities, which are carried at cost, less any valuation allowance deemed necessary by management.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

The Company maintains its books and records on the accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes.

The Company's policy is to capitalize equipment over $500. Equipment is depreciated using the straight-line method over three years.

Payables to customers are recorded on a settlement date basis and include amounts due in cash. Securities owned by customers are not reflected on the statement of financial condition.

3. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors consist of $1,387,500 of subordinated loan agreements between the company and its shareholder, pay interest at 7 percent per annum, include provisions for automatic renewal, and mature as follows:

PRINCIPAL	MATURITY
$ 300,000	April 30, 2007
150,000	September 30, 2007
100,000	December 31, 2007
837,500	May 31, 2008
$1,387,500	

The subordinated liabilities have been contributed under agreements pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission.

The subordinated loan agreements are withdrawable by the lender only at the stated maturity dates or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

4. PROVISION FOR INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. All income taxes are allocated to the Company on a stand-alone basis.

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax assets and liabilities, using current enacted tax rates.

No income tax expense (benefit) is recorded in 2006. The difference between the statutory tax rates and the effective tax rate on income primarily results from the valuation allowance. The Company has recorded a valuation allowance of $1,333,000 as it has determined that it is more likely than not that a tax benefit will not be utilized in the future. As of December 31, 2006, the Company had federal net operating loss carryforwards totaling approximately $3,505,000, which expire from 2023 through 2026.

5. COMMITMENTS

The Company is subleasing office space from Continental Aviation Services, a related party, in Naples, Florida. The agreement is on a month-to-month basis and can be terminated by either party upon fifteen days' written notice. At December 31, 2006, the Company paid $6,360 of rent under such sublease included in occupancy and equipment expenses on the statement of operations.

The Company is a member of numerous clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

6. LIQUIDITY

The accompanying financial statements reflect a net loss for the period presented as of December 31, 2006 and a shareholder's deficiency of $554,449 as of December 31, 2006. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has taken steps to decrease future cash needs by deploying a series of technology improvements to its software that will enable the Alternative Trading System to interact directly with National market centers and minimize market risk. In the second quarter of 2006 the Company anticipates making available cash based trading to its members, and several other service enhancements to the Alternative Trading System that management believes will enable the Company to grow the member base. The Company has been provided a commitment from its Chief Executive Officer to provide capital on an as needed basis, and is negotiating with outside investors to raise additional investment capital to fund ongoing operations.

7. RELATED-PARTY TRANSACTIONS

The customer payable amount includes $98,171 due to principal officers and directors.

Subordinated liabilities and interest payable to the subordinated liabilities are payable to an officer and shareholder of the Company.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $821,398 which exceeded the minimum requirement of $250,000 by $571,398. The Company's ratio of aggregate indebtedness to net capital ratio was .67 to 1.

END